T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

November 24, 2009	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON RELEASES ADDITIONAL RESULTS FROM CORDERO PROJECT, MEXICO:
 66 METRES GRADING 17.3 g/T Ag AND 1.45% Zn IN DDH C09-8, 1200 METRES NE OF DDH C09-5;
LAND POSITION DOUBLED TO 200 SQUARE KILOMETRES

November 3, 2009. Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) is pleased to report results from the remaining three holes drilled during the initial diamond drill program at the Cordero silver, gold, zinc, lead, porphyry district located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.  This first phase program included the drilling of 8 holes, totaling 2,840 metres of HQ core, and was designed to test five targets within three of the four mineralized intrusive centers that comprise the Cordero Porphyry Belt.  The exploration target is a bulk-mineable deposit similar to the Penasquito deposit currently being developed by Goldcorp Inc.

The final results received include those for the bottom of hole C09-3, and all of holes C09-6, 7 and 8.  Significant results were obtained in hole C09-8 within the southeast margin of the Cordero Dome target, where an interval beginning at 190 metres returned 66 metres grading 17.33 g/T Ag and 1.45% Zn.  A second high grade, interval beginning at 426 metres returned 8 metres grading 97.93 g/T Ag, 3.05% Zn and 1.54% Pb from a contact zone between dacite porphyry and limestone country rocks. Hole C09-8 is located 1,200 metres northeast of the previously reported hole C09-5, within a separate geological setting and represents a second discovery at Cordero.

Summary results are presented below in Table 1 and drill collar information is presented in Figure 1 and Table 2 below. Sample lengths reported are core intervals and true widths are not known.

Table 1: Summary Drill Results

Hole	Target	From (m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn (%)	Pb (%)
C09-1	Pozo de Plata	0	70	70	29.14	0.08	0.25	0.15
C09-2	Pozo de Plata	6	88	82	31.74	0.27	0.15	0.23
C09-3	Cordero Dome	72	92	20	88.34	0.14	1.90	1.69
C09-3	Cordero Dome	184	192	8	25.38	0.56	1.45	0.31
C09-4	Pozo de Plata	122	130	8	32.50	0.21	0.62	0.34
C09-5	Pozo de Plata	92	244	152	80.64	0.61	1.41	1.22
C09-5(incl.)	Pozo de Plata	130	202	72	150.16	1.06	2.48	2.27
C09-7	La Ceniza	120	126	6	50.50	0.16	2.01	1.11
C09-8	Cordero Dome	190	256	66	17.33	0.02	1.45	0.08
C09-8	Cordero Dome	272	278	6	15.83	0.02	1.69	0.34
C09-8	Cordero Dome	426	434	8	87.93	0.08	3.05	1.54

Hole C09-8 was drilled on the Southeast margin of the main Cordero Dome  (1,200 metres east of hole C09-5) and aimed at an IP chargeability anomaly beneath outcropping  veins and shallow underground production workings. The hole encountered disseminated and sparce stockwork vein, porphyry controlled mineralization, some of which is ore grade (Table 1).  High silver, zinc values are associated with mineralized breccias, and peculier sphalerite zinc-rich phyllic alteration that cuts across pyritic phylllic and potassic alteration that dominates the hole.  The cross cutting zinc-rich phyllic alteration intervals in C09-8 are evidence of a younger zinc rich alteration present in the porphyry system.  Additional drilling is required to determine the extent of the zinc rich alteration phase within and beneath the Cordero Volcanic Dome Complex.

Holes C09-6 and C09-7 were drilled within the La Ceniza limestone roofed stock complex, 800 metres and 1400 metres northeast respectively from hole C09- 8, as first tests of isolated IP anomalies and high grade replacement deposits beneath bonanza vein workings.  Only narrow vein intercepts were cut by the holes.  Other La Ceniza high grade replacement type targets remain untested in the intrusive center.

ADDITIONAL 10,000 HECTARES ACQUIRED BY STAKING; DOUBLES LAND POSITION TO COVER MINERALIZED PORPHYRIES

The company also would like to report that an additional 10,000 hectares were staked north and west of Cordero for a total land package of close to 20,000 hectares or 200 square kilometres (Figure 2).  The new claims cover the southwest strike extension of the Cordero Porphyry Belt to the Molino de Viento Caldera complex, adding an additional strike length of 7 km to the Cordero Porphyry Belt.  The new claims also cover a second parallel, northeast trending porphyry belt (Porphyry Norte Belt) 8 km north of the Cordero Porphyry Belt.

The southwest extension of Cordero includes the King Kong felsic dome complex, which is locally cut by narrow, Cordero like silver veins and the Molino de Viento Caldera, ring dyke complex identified by geologic mapping of a circular magnetic low.

The Porphyry Norte Belt includes the Sanson Norte stock and skarn complex, drilled in the past by Penoles and others  (results unknown), and to the northeast a poorly exposed felsic dome complex with dykes and altered country rocks exposed in erosional windows through Tertiary basalt cover.

SUMMARY AND FUTURE PLANS

Phase II exploration plans are being prepared for offset and grid drilling around the best holes of Phase I and to complete first round exploration drilling of other targets for bulk tonnage deposits in the Main District.  Initial outlying exploration and targeting on the new land additions are being included in Phase II, which is expected to start January, 2010.

The Cordero property was originally centred on a mineralized belt of four porphyries that had been defined through a strike length of 6 km and a width of about 3 km. The district and its extensions are now covered by wholly owned claims with the core of the district controlled by consolidated mineral claims and surface access land agreements with private ranch owners.  The total land position covers about 20,000 hectares wherein Levon will earn a 51% interest and operatorship by spending Cdn $1,250,000 plus their portion of the underlying option and maintenance property costs by the end of February 2013. The company has spent approximately $1,000,000 to date.

Phase I drill core samples were collected in continuous two metre lengths, primarily by sawing of the key mineralized intervals and by splitting all other intervals.  All of the samples mentioned in this release were prepared and analyzed by ALS Chemex at its labs in Chihuahua, Mexico and Vancouver, B.C., Canada. Gold analyses were performed by 30-gram fire assay with an atomic absorption (“AA”) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (“ICP”) package using a four acid digestion with over limit results being re-analyzed with assay procedures utilizing ICP-AES.

The project is under the direct supervision of Mr. Vic Chevillon, M.A., C.P.G., Levon Resources Ltd’s (“Levon”) Vice President of Exploration and Mr. Francisco Armenta Eng., Valley High’s General Manager, Mexico.  The company employs a rigorous quality assurance and quality control (“QAQC”) program comprised of control samples that include standardized material, blanks and duplicates.  AMEC Americas Ltd. “AMEC” has designed the QAQC protocol from a study and review of information provided by the Company to AMEC., Mr. Vic Chevillon, M.A., C.P.G., who is a qualified person within the context of National Instrument 43-101 has read and takes responsibility for this news release.

Table 2: Phase I drill hole locations (coordinates in CONUS Nad 27, UTM Zone 13)

Hole ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Hole Type	Azimuth	Dip
C09-1	442301	3013697	1575	166.90	HQ Core	0	-60
C09-2	442335	3013749	1566	300.20	HQ Core	10	-60
C09-3	443200	3015180	1591	500.50	HQ Core	200	-60
C09-4	442800	3013969	1596	490.05	HQ Core	317	-60
C09-5	442650	3014083	1570	367.00	HQ Core	0	-60
C09-6	444372	3015082	1580	241.50	HQ Core	315	-50
C09-7	444738	3015641	1567	319.55	HQ Core	310	-50
C09-8	443804	3014530	1585	453.75	HQ Core	201.6	-55.7

TOTAL - Phase 1 Drilling				2839.45	HQ Core

LEVON RESOURCES LTD.

“Ron Tremblay”
Ron Tremblay
President and CEO

About Levon Resources Ltd.:

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Zinc, Lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

Figure 1: Cordero Phase I  drill hole locations.

Figure 2